                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            THE WESTAIM CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK (NO PAR VALUE)
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                         (Title of Class of Securities)


                                   956909105
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                                 (CUSIP Number)


                               December 31, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 956909105
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  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        GUARDIAN CAPITAL INC.

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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization
        CANADA

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    Number of
                           5       Sole Voting Power
                                   1,937,700
     Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   -0-

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
                                   1,937,700
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power
                                   -0-

    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,937,700

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 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)
        2.5%

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 12     Type of Reporting Person (See Instructions)
        IA

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ITEM 1.    (a)  Name of Issuer

                THE WESTAIM CORPORATION

           (b)  Address of Issuer's Principal Executive Offices

                LEGAL SERVICES DEPARTMENT, 10102 - 114 STREET, FORT SASKATCHEWAN, ALBERTA, CANADA T8L 3W4

ITEM 2.    (a)  Name of Person Filing

                GUARDIAN CAPITAL INC.

           (b)  Address of Principal Business Office or, if none, Residence

                COMMERCE COURT WEST, SUITE 3100, P.O. BOX 201, TORONTO, ONTARIO, CANADA M5L 1E8

           (c)  Citizenship

                CANADA

           (d)  Title of Class of Securities

                COMMON STOCK

           (e)  CUSIP Number

                956909105

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)  Amount beneficially owned: 1,937,700

           (b)  Percent of class: 2.5%

           (c)  Number of shares as to which the person has:

                (i)    Sole power to vote or to direct the vote 1,937,700

                (ii)   Shared power to vote or to direct the vote -0-

                (iii) Sole power to dispose or to direct the disposition of 1,937,700

                (iv) Shared power to dispose or to direct the disposition of -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

ITEM 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person. NOT APPLICABLE.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. NOT APPLICABLE.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.    Identification and Classification of Members of the Group NOT
           APPLICABLE.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.    Notice of Dissolution of Group NOT APPLICABLE.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.   Certification

           (a) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 20, 2003
                                        ----------------------------------------
                                        Date


                                        By /s/ C. Verner Christensen
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                                        Signature


                                        C. Verner Christensen, Senior
                                        Vice-President, Compliance and Secretary
                                        ----------------------------------------
                                        Name/Title